SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of February 2018

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Instruments to be issued as part of

CGG’s financial restructuring plan

•	Indication of the number of instruments to be issued as part of the financial restructuring plan: subject to the satisfaction of the settlement and delivery conditions, the following securities will be issued as part of the financial restructuring plan:

•	71,932,731 new shares of the Company (the “New Shares”) each with one warrant attached (the “Warrants #2” and together with the New Shares, the “ABSA”),

•	35,311,528 Creditor Shares 1 resulting from the equitization of the Convertible Bonds,

•	449,197,594 Creditor Shares 2 resulting from the equitization of the Senior Notes,

•	22,133,149 Warrants #1 allocated for free to the shareholders of CGG,

•	113,585,276 Warrants #3 in favor of the subscribers to the Second Lien Notes,

•	7,099,079 Coordination Warrants allocated for free to the members of the ad hoc committee of holders of Senior Notes,

•	10,648,619 Backstop Warrants allocated for free to the members of the ad hoc committee of holders of Senior Notes.

Paris, France – February 12, 2018

Further to the announcement of the results of the capital increase with preferential subscription rights (the “Rights Issue with PSR”), CGG announces the number of shares and instruments giving access to the share capital that will be issued as part of its financial restructuring plan, subject to the conditions to the settlement and delivery described below being satisfied (or waived):

•	71,932,731 New Shares each with one Warrants #2;

•	35,311,528 new shares resulting from the equitization of the Convertible Bonds (the “Creditor Shares 1”),

•	449,197,594 new shares resulting from the equitization of the Senior Notes (the “Creditor Shares 2”),

•	22,133,149 warrants allocated for free to the shareholders of CGG (the “Warrants #1”),

•	113,585,276 warrants allocated for free in favor of the subscribers to the Second Lien Notes (the “Warrants #3”),

•	7,099,079 warrants allocated for free to the members of the ad hoc committee of holders of Senior Notes (the “Coordination Warrants”),

•	10,648,619 warrants allocated for free to the members of the ad hoc committee of holders of Senior Notes (the “Backstop Warrants”).

Dilution

Impact of the transaction on shareholders’ interest

Following implementation of the transactions provided for in the financial restructuring plan, the issuance of the New Shares, the Creditor Shares 1, the Creditor Shares 2 and the new shares to be issued upon exercise of the Warrants #1, the Warrants #2, the Warrants #3, the Coordination Warrants and the Backstop Warrants would have the following impact on the equity interest of a shareholder with 1% of the Company’s shares outstanding prior to the launch of the Rights Issue with PSR:

	Shareholders’ interest (in %)
	Non-diluted basis	Diluted basis(1)
Interest before settlement and delivery of the transactions provided for in the financial restructuring plan Outstanding number of shares is 22,133,149 as of February 12, 2018	1.00	0.981

After the issue of 687,774,827 new shares under the Rights Issue with PSR, the Creditor Shares 1 and Creditor Shares 2, and the new shares resulting from the exercise of all Warrants #3, Coordination Warrants and Backstop Warrants, but before the exercise of Warrants #1 and Warrants #2	0.133	0.132

After the issue of 765,207,517 new shares under the Rights Issue with PSR, the Creditor Shares 1, the Creditor Shares 2 and the new shares resulting from the exercise of all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants	0.218	0.218

(1)	If all 425,362 exercisable and non-exercisable stock options are exercised.

Tables of shareholders’ interest after financial restructuring:

After the implementation of the transactions contemplated in the financial restructuring plan, the share capital would be allocated as follows:

	Portion held by the shareholders and the entities having exercised preferential subscription rights	Portion held by the Senior Noteholders	Portion held by the holders of Convertible Bonds
After the issue of the New Shares, the Creditor Shares 1, the Creditor Shares 2 and the new shares resulting from the exercise of the Warrants #3, Coordination Warrants and Backstop Warrants but before the exercise of Warrants #1 and Warrants #2	13.3%	81.8%	5.0%

After the issue of the New Shares, the Creditor Shares 1, the Creditor Shares 2 and the new shares resulting from the exercise of Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants	21.8%	73.7%	4.5%

Following the issuance of New Shares, Creditor Shares 1 and Creditor Shares 2, the Company’s share capital will amount to €5,785,750.02, divided into 578,575,002 shares with a par value of €0.01 per share.

Settlement and Delivery

The settlement and delivery of the New Shares and Warrants #2, as well as of the Creditor Shares 1, Creditor Shares 2, Warrants #1, Warrants #3, Coordination Warrants and Backstop Warrants, are scheduled for 21 February 2018, subject to the satisfaction of the conditions to the settlement and delivery set out below. The admission to trading on Euronext Paris of the New Shares, Warrants #2, as well as Creditor Shares 1, Creditor Shares 2 and Warrants #1 will take place on the same date.

Conditions to the settlement and delivery

The transactions provided for under the safeguard plan and the Chapter 11 plan (including the Rights Issue with PSR) are regarded as a whole so that if any of them cannot be implemented, none of them will be implemented. The settlement and delivery of the Rights Issue with PSR must occur (i) before February 28, 2018 (or any later date as may be determined in accordance with the terms of the lock-up agreement entered into by the Company on 13 June 2017 (the “Lock-Up Agreement”) and the

restructuring support agreement which provides for the backstop commitment of the DNCA Entities (the “Restructuring Support Agreement”)) and (ii) concurrently with the settlement and delivery of the Creditor Shares 1, Creditor Shares 2, Warrants #1, Second Lien Notes, Warrants #3, Backstop Warrants and Coordination Warrants.

In addition, the settlement and delivery of the Rights Issue with PSR and, more generally, the completion of the financial restructuring plan of which it forms part, remain subject to (i) the satisfaction (or waiver), prior to the settlement and delivery of the Rights Issue with PSR, of certain conditions precedent set forth in the private placement agreement dated 26 June 2017 (the “Private Placement Agreement”), and in the conveyancing instruments for the issuance of the New First Lien Notes and Second Lien Notes as well as (ii) the absence of termination of the Private Placement Agreement or the Lock-Up Agreement.

For the purpose of this press release:

“Convertible Bonds” means, together, (i) the convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes), bearing interest at a rate of 1.75% and maturing on 1 January 2020, issued by the Company on 26 June 2015, and (ii) the convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes), bearing interest at a rate of 1.25% and maturing on 1 January 2019, issued by the Company on 20 November 2012;

“Senior Notes” means, together, (i) the high yield notes, bearing interest at a rate of 5.875% and maturing in 2020, issued by the Company on 23 April 2014, (ii) the high yield notes, bearing interest at a rate of 6.5% and maturing in 2021, issued by the Company on 31 May 2011, 20 January 2017 and 13 March 2017, and (iii) the high yield notes, bearing interest at a rate of 6.875% and maturing in 2022, issued by the Company on 1 May 2014.

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

Disclaimer

This announcement does not, and shall not, in any circumstances constitute a public offering of securities or an invitation to the public in connection with any offer.

The distribution of this document may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement is an advertisement and not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003, as amended (the “Prospectus Directive”).

With respect to the member States of the European Economic Area which have implemented the Prospectus Directive, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member State. As a result, the securities may not and will not be offered in any relevant member State except in accordance with the exemptions set forth in Article 3(2) of the Prospectus Directive, if they have been implemented in that relevant member State, or under any other circumstances which do not require the publication by CGG of a prospectus pursuant to Article 3 of the Prospectus Directive and/or to applicable regulations of that relevant member State.

This document is not an offer of securities for sale nor the solicitation of an offer to purchase securities in the United States of America or any other jurisdiction where such offer may be restricted. Securities may not be offered or sold in the United States of America absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration. The securities of CGG described herein have not been and will not be registered under the Securities Act, and CGG does not intend to make a public offer of its securities in the United States of America.

This document is only being distributed to, and is only directed at (i) persons who are outside the United Kingdom, (ii) persons in the United Kingdom that are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (the “Order”), (iii) persons who fall within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, or (iv) any other persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. Any person other than a relevant person should not act or rely on this document or any of its contents.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 12th, 2018	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer